Financial Investors Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

June 8, 2018

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:       Financial Investors Trust (the “Registrant”)

            File Nos.  33-72424, 811-8194

Dear Ms. Dubey:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management on May 9, 2018 regarding post-effective amendment No. 209 (“PEA 209”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 210 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on April 10, 2018.

In connection with this response letter, and on or before June 29, 2018, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 215 to the Registrant’s registration statement under the 1933 Act (“PEA 215”), which is expected to include (i) changes to PEA 209 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on May 9, 2018 to PEA 209, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 209.

Staff Comments:

Prospectus

1.                  Staff Comment:  To the extent the fees and expenses table for any Fund reflects the effect of fee waivers or reimbursements, please confirm that the corresponding expense limitation agreement will be filed as an exhibit to the registration statement.

4465824.4

U.S. Securities and Exchange Commission

Division of Investment Management

June 8, 2018

□ Registrant’s Response: The Registrant confirms that the expense limitation agreement (“Expense Agreement”) relating to both Funds is filed as an exhibit to PEA 215.

2.                  Staff Comment: On page 3, footnote (2) to the Fees and Expenses Table, please confirm that the Expense Agreement will be in effect through a date that is at least one year from the effective date of the Prospectus.

□ Registrant’s Response: The Registrant confirms that the Expense Agreement filed with PEA 215 is in effect for at least a year from the effective date of PEA 215.

3.                  Staff Comment:  On page 3, footnote (2) to the Fees and Expenses Table, it is the Staff’s position that if an adviser or sub-adviser has the ability to recoup previously waived or reimbursed amounts, the recovery of such amounts should not cause the Fund’s expense ratio to exceed either the expense cap at the time of waiver/reimbursement or the expense cap at the time of recoupment. For context, please see the AICPA’s Audit Risk Alert: Investment Companies Industry Developments from 2009.

□ Registrant’s Response: The third sentence of footnote (2) to the Fees and Expenses Table will be removed and replaced with:

“The Adviser will be permitted to recapture, on a class-by-class basis, expenses it has borne through this letter agreement to the extent that the Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement or in previous letter agreements; provided however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture.”

4.                  Staff Comment:  On page 3, footnote (2) to the Fees and Expenses Table, the Staff requests that the statement (in the footnotes to each Fund’s fees and expenses table) stating that a Fund “will not be obligated to pay any such deferred fees and expenses more than thirty-six months after the end of the fiscal year in which the fees and expenses were deferred” be revised to state that the Fund will not be obligated to pay any such deferred fees and expenses more than thirty-six months after the specific time the amount is waived or reimbursed.”

□ Registrant’s Response: The fourth sentence of footnote (2) to the Fees and Expenses Table will be removed and replaced with:

U.S. Securities and Exchange Commission

Division of Investment Management

June 8, 2018

“Notwithstanding the foregoing, the Fund will not be obligated to pay any such deferred fees and expenses more than thirty-six months after the date on which the fees or expenses were deferred, as calculated monthly.”

5.                  Staff Comment:  On page 3, footnote (2) to the Fees and Expenses Table, please confirm that under the terms of the Expense Agreement, the date through which Board consent would be required to discontinue the Expense Agreement is at least one year from the effective date of the Prospectus.

□ Registrant’s Response: The Registrant confirms the date through which Board consent would be required to discontinue the Expense Agreement is at least one year from the effective date of PEA 215.

6.                  Staff Comment:  On page 3, in the second half of the Expense example table, consider removing all rows, except “Class A shares” as the data will be the same as the information in the first half of the table.

□ Registrant’s Response: In the second half of the expense example table in PEA 215, the Registrant has deleted the rows pertaining to Class A, Class I, and Investor Class shares. Information pertaining to Class A shares is unchanged, since the CDSC for that particular class only comes into play for purchases over $1,000,000 (and the examples are based on $10,000). The Registrant will state that “The expenses that would be paid for Investor Class, Class A, and Class I shares, if a shareholder did not redeem shares, would be the same.”

7.                  Staff Comment:  On page 4, in the final sentence of the section entitled “Example”, consider adding Class A shares.

□ Registrant’s Response: Comment complied with.

8.                  Staff Comment:  On page 4, in the first paragraph under “Principal Investment Strategies of the Fund,” to the extent the Total Return Bond Fund invests in “securities convertible into common stocks,” indicate whether the Fund invests in contingent convertible bonds. If so, state explicitly in the strategy disclosure and include corresponding principal risk factors.

□ Registrant’s Response: The Total Return Bond Fund does not currently invest or intend to invest in contingent convertible bonds.

U.S. Securities and Exchange Commission

Division of Investment Management

June 8, 2018

9.                  Staff Comment:  On page 4, in the second paragraph under “Principal Investment Strategies of the Fund,” please disclose how much the Total Return Bond Fund plans to invest in non-agency “junk bonds” and in mortgage-backed securities (whether commercial or residential).

□ Registrant’s Response:  The Registrant will include the following disclosure in the “Principal Investment Strategies” section of the Total Return Bond Fund:

“Investments in high yield/high risk bonds are expected to represent, under normal market conditions, less than 20% of the Fund’s net assets. The Fund has the flexibility to invest up to 35% of its net assets in such instruments to allow the Fund to take advantage of opportunities in the market that meet the overall investment criteria, but that may temporarily increase the proportion of high yield investments in the Fund.  Under normal market conditions, investments in mortgaged-backed securities are expected to comprise not more than 20% of the Fund’s net assets and investments in commercial mortgaged-back securities are expected to be less than 5% of the Fund’s net assets, with securitized investments generally not expected to exceed 40% of the Fund’s net assets.”

10.              Staff Comment:  On page 4, in the second paragraph under “Principal Investment Strategies of the Fund,” please explain how the ability to invest up to a maximum of 35% of net assets in high-yield bonds is consistent with the Total Return Bond Fund’s investment objectives which include preservation of capital.

□ Registrant’s Response: Based on discussions with the Sub-Adviser, the Registrant continues to believe that the Total Return Bond Fund’s principal investment strategies are consistent with its overall investment objective of seeking “to obtain maximum total return, consistent with preservation of capital.”

As noted in the Fund’s existing principal investment strategy disclosure, and as clarified by the added language described in the response to Comment No. 9 above, the Fund expects that high yield/high risk bonds will typically comprise less than 20% of net assets under normal circumstances. The Sub-Adviser believes that investing this subsection of the Fund’s portfolio in such instruments will facilitate the Fund’s pursuit of “maximum total return,” and that the “consistent with preservation of capital” component of the Fund’s investment objective is pursued in other respects.

For example, a portion of the high yield instruments expected to be used by the Fund includes so-called “cross-over” credit instruments, which may be rated as high yield by one agency and as investment grade by another, as well as instruments that the Sub-Adviser, based on its due diligence, believes are on the cusp of investment-grade ratings. Within the high yield portion of the portfolio, the Sub-Adviser also expected to have short duration high yield instruments, which are high yield securities with short maturities or high probabilities of being called by the issuer at the next call date. These securities can offer compelling risk adjusted returns with lower volatility, but are dependent on fundamental due diligence and liquidity analysis. The Registrant will include a brief discussion of these instruments within the Item 9 disclosure for this Fund.

U.S. Securities and Exchange Commission

Division of Investment Management

June 8, 2018

Further, the Registrant notes that a number of other open-end registered funds in the Total Return Bond Fund’s competitive universe likewise include preservation of capital as part of their investment objectives, while being able to invest up to 25%-35% of their net assets in high yield instruments (see, for example, RBC Short Duration Fixed Income Fund, File No. 811-21475, and Janus Henderson Balanced Fund, File No. 811-01879). The Registrant believes that precluding the use of high yield instruments to the same degree would cause the Fund to be at a competitive disadvantage.

11.              Staff Comment:  On page 4, in the fourth paragraph under “Principal Investment Strategies of the Fund,” please confirm in correspondence that the Fund values derivatives that are subject to Rule 35d-1 (for purposes of its 80% investment policy) based on the derivative’s market value and not notional value.

□ Registrant’s Response: The Registrant confirms that the Fund values derivatives that are subject to Rule 35d-1 (for purposes of its 80% investment policy) based on the derivative’s market value and not notional value.

12.              Staff Comment:  On page 4, in the fourth paragraph under “Principal Investment Strategies of the Fund,” please consider whether portfolio securities lending is a principal investment strategy of the Fund.

□ Registrant’s Response: Based on information from the Fund’s Sub-Adviser, the Registrant notes that securities lending will not be a principal investment strategy of the Total Return Bond Fund.

13.              Staff Comment:  On page 5, the Fund has included “Sovereign Debt Risk” as a principal risk of the Fund.  If this risk is a principal risk, please revise the principal investment strategies to reflect non-United States sovereign debt.

□ Registrant’s Response: The Registrant notes that sovereign debt will only be purchased via US Dollar denominated securities issued by the sovereign, and that sovereign debt risk will not be a principal risk of either Fund. The Registrant will revise the table in its Item 9 disclosure accordingly to reflect sovereign debt risk as a non-principal risk.

U.S. Securities and Exchange Commission

Division of Investment Management

June 8, 2018

14.              Staff Comment:  On page 5, under “Loan Risk,” please consider adding disclosure indicating that (1) loans may have settlement times longer than seven days which can affect the liquidity of the Fund and (2) loans may not be “securities” under the federal securities laws and the holders of such loans may not have the protections of the federal securities laws.

□ Registrant’s Response: Comment complied with. The Registrant has added the following to the disclosure under “Loan Risk”:

“Loan may have settlement times longer than seven days, which can affect the overall liquidity of the Fund’s portfolio. In addition, certain loans may not be “securities” under the federal securities laws and the holders of such loans may not have the protections of the federal securities laws.”

15.              Staff Comment:  Please apply all prior comments, to the extent applicable, to the similar sections of Items 2-8 of the Duration Bond Fund.

□ Registrant’s Response: Comment complied with.

16.              Staff Comment:  On page 13, in the section titled “What are the Non-Principal Strategies of the Funds?”, portfolio turnover is listed as a non-principal strategy for “each Fund.” However, each Fund includes portfolio turnover risk as a principal risk. Please reconcile these disclosures.

□ Registrant’s Response: The Registrant has revised the Funds’ disclosure to indicate that portfolio turnover risk is a non-principal risk.

17.              Staff Comment:  On page 17, in the section titled “Management”, please include a discussion of Smith Capital’s investment advisory experience in accordance with Item 10(a)(1)(i) of Form N-1A.

□ Registrant’s Response: Comment complied with.  The Registrant will include the following additional disclosure with respect to the Sub-Adviser under “Management”:

“Smith Capital will commence advisory operations in earnest with the launch of the Funds. The Portfolio Manager’s advisory experience is described below.”

18.              Staff Comment:  Please confirm that this filing will not go effective until Smith Capital is registered with the SEC as an investment adviser.

U.S. Securities and Exchange Commission

Division of Investment Management

June 8, 2018

□ Registrant’s Response: Smith Capital’s registration as an investment adviser was approved by the Commission effective as of May 17, 2018.

19.              Staff Comment:  On page 20, in connection with the sales charges table for the Class A Shares, pursuant to Form N-1A, Item 12(a)(1) and related instructions, where a Fund’s shares are sold subject to a front-end sales load, explain that the term “offering price” includes the front-end sales load.

□ Registrant’s Response: The following footnote has been added to the Sales Charge Table:

“* “Offering Price” includes the front-end sales load.”

20.              Staff Comment: On page 20, with reference to the last bullet point of the last paragraph of the section entitled “Qualifying for a Reduction or Waiver of Class A Shares Sales Charge,” please specify intermediaries by name, as appropriate.  See IM Guidance 2016-06.

□ Registrant’s Response: The relevant intermediaries will be identified in a new Appendix to the Prospectus.

21.              Staff Comment:  On page 22, under the section entitled “Redeeming Shares,” please include the disclosure required pursuant to Item 11(c)(2) regarding any redemption charges.

□ Registrant’s Response: Comment complied with. The Registration has included a section titled “Redemption Fees” addressing Item 11(c)(2).

22.              Staff Comment:  On page 23, under the section entitled “Frequent Purchases and Sales of Fund Shares,” please include the redemption fee for each Fund.  See Item 11(e)(4)(iii)(B).

□ Registrant’s Response: Comment complied with. The Registrant has added the following disclosure to the “Frequent Purchases and Sales of Fund Shares” section:

“If you sell or exchange your shares of the ALPS/Smith Total Return Bond Fund or the ALPS/Smith Short Duration Bond Fund after holding them 90 calendar days or less, a 2.00% short-term redemption fee may be deducted from the redemption amount. For this purpose, shares held longest will be treated as being redeemed first and shares held shortest as being redeemed last. The fees are paid to the respective Fund and are designed to help offset the brokerage commissions, market impact and other costs associated with short-term shareholder trading.”

U.S. Securities and Exchange Commission

Division of Investment Management

June 8, 2018

Statement of Additional Information

23.              Staff Comment:  In the section of the SAI entitled “Use of Segregated and Other Special Accounts,” note that with respect to the Funds’ practice of setting aside “liquid assets in an amount equal to a Fund’s daily marked-to-market net obligations,” this is permissible for futures and forwards that cash settle, but is not true of all derivative instruments. Please revise accordingly.

□ Registrant’s Response: Comment complied with. The sentence in question has been revised to begin with the phrase “With respect to certain derivative contracts that do cash settle . . .”

24.              Staff Comment:  In the section of the SAI entitled “Mortgage Pass-Through Securities,” the Funds state that “[i]n the case of privately issued mortgage-related securities, a Fund takes the position that mortgage-related securities do not represent interests in any particular “industry” or group of industries.” The Staff’s position is that every security except government securities needs to be regarded as being within a particular “industry”.

□ Registrant’s Response: Based on information provided by the Sub-Adviser, the Registrant understands that the Funds will not concentrate in mortgage-backed securities. The sentence referred to above has been deleted.

25.              Staff Comment:  With respect to each Fund’s fundamental investment restriction regarding concentration, please add disclosure stating that the assets allocated to any bank loan where the Fund does not assume a contractual relationship with the borrower under the loan will be considered, for the purposes of the concentration test, as being both invested in the industry of the financial intermediary and of the borrower.

□ Registrant’s Response: Comment complied with. The aforementioned disclosure has been added.

26.              Staff Comment:  Under the section titled “Partial Portfolio Holdings,” the Registrant states that partial portfolio holdings may be provided to third parties in certain circumstances. Please confirm whether such recipients are subject to non-disclosure prohibitions and prohibitions on trading.

□ Registrant’s Response: Confirmed.  Such recipients will likewise be subject to similar prohibition.

U.S. Securities and Exchange Commission

Division of Investment Management

June 8, 2018

27.              Staff Comment:  Under the section titled “Redemption of Shares – Redemption Fees,” the Registrant states that the application of redemption fees and waivers may vary by intermediary.  Please clarify how these variations are consistent with Item 11(c)(2).

□ Registrant’s Response: The Registrant believes that Item 11(c)(2) requires disclosure with respect to any redemption fee that has been adopted by a fund’s board and that will be imposed by the fund pursuant to Rule 22c-2 under the 1940 Act. We believe that the current disclosure satisfies this requirement. The Registrant further believes the Fund has complied with Item 11(e)(4)(iii) by including the referenced disclosure, alerting shareholders of the circumstances under which the redemption fee approved by the Registrant’s Board may not be imposed.

* * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

                                                                  Very truly yours,

                                                                  /s/ Karen Gilomen

                                                                  Karen Gilomen

                                                                  Secretary of Financial Investors Trust

cc:        Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP